

August 18, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue, Suite 411
West Caldwell, New Jersey 07006

> **Re: Protect Pharmaceutical Corporation**
> **Form 10-12G/A filed August 6, 2010**
> **File No. 000-54001**

Dear Mr. Abajian:

We have reviewed your August 6, 2010 response and amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

March 31, 2010 Financial Statements

Note 5 – Equity Transactions, page F-25

1. Refer to your response to our prior comment number three. Please address the following with respect to part a:
    * Tell us how you have obtained the benefit to the drug technology and how you can control others access to it at the acquisition date given that the patents are pending.
    * It is unclear why you believe that the activities related to producing pharmaceutical products are not research and development. Please further support your assertion.
    * Tell us what the alternative future uses are and if you reasonably expect that the you will use the asset acquired in the alternative manner and anticipate economic benefit from that alternative use, and if the use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date

(that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Leonard E. Neilson, Esq.